Pricing Supplement No. 2 (To prospectus supplement dated March 30, 2018 and prospectus dated March 30, 2018)	Filed pursuant to Rule 424(b)(3) Registration No. 333-224056 July 30, 2018 CUSIP No. 78355 HKJ7
RYDER SYSTEM, INC.

Medium-Term Notes
(Registered Notes-Fixed Rate)
Due Nine Months or More
from Date of Issue

Trade Date:	July 30, 2018
Principal Amount:	$300,000,000
Public Offering Price:	99.961%
Issue Date:	August 6, 2018 (T+5)
Maturity Date:	June 1, 2021
Interest Rate:	3.500%
Day Count:	30/360
Net Proceeds to Ryder (before expenses):	$299,133,000
Interest Payment Dates:	Semi-annually on June 1 and December 1 of each year, commencing December 1, 2018 and at Maturity.
Underwriters’ Discount:	0.250%
Record Dates:	May 15 and November 15
Form:	☒ Book Entry ☐ Certificated
Redemption:	☐ The Notes cannot be redeemed prior to maturity ☒ The Notes may be redeemed prior to maturity
Optional Redemption:	☐ No ☒ Yes
Other Terms
The Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes being redeemed, or
(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed (not including any portion of such payments of interest accrued as of the redemption date), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 12.5 basis points, plus, in either case, any interest accrued but not paid to the date of redemption.

“Treasury Rate” means, with respect to any redemption date for the Notes,
(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H. 15” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date for the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month), or
(ii) if the release referred to in (i) (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an “Independent Investment Banker” as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Independent Investment Banker” means, with respect to any redemption date for the Notes, one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means with respect to any redemption date for the Notes,
(i) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or
(ii) if the Trustee is given fewer than five Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Reference Treasury Dealer” means, with respect to any redemption date for the Notes, (i) each of Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC and their respective successors, provided, however that if any such firm or such successor, as the case may be, ceases to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer and (ii) one other Primary Treasury Dealer selected by Lloyds Securities Inc., or its successor after consultation with us, (iii) one other Primary Treasury Dealer selected by MUFG Securities Americas Inc., or its successor after consultation with us, and (iv) one other Primary Treasury Dealer selected by U.S. Bancorp Investments, Inc., or its successor after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer, at 5:00 p.m. on the third Business Day preceding the redemption date.

Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Notes to be redeemed.
Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.
Repayment at Option of Holder:
☒ If we experience a Change of Control Triggering Event, we will be required to offer to purchase the Notes from holders as described in the accompanying prospectus supplement under “Offer to Redeem Upon Change of Control Triggering Event.”

Discount Note:	☐ Yes ☒ No
Total Amount of OID:	N/A
Yield to Maturity:	N/A
Initial Accrual Period OID:	N/A

Joint Book-Running Managers

Lloyds Securities	Morgan Stanley	MUFG	US Bancorp	Wells Fargo Securities
Senior Co-Managers

BNP PARIBAS	Mizuho Securities	RBC Capital Markets	PNC Capital Markets LLC
Co-Managers

BB&T Capital Markets	CastleOak Securities, L.P.	Citigroup	Comerica Securities

COMMERZBANK	Fifth Third Securities	HSBC	Regions Securities LLC

SunTrust Robinson Humphrey

Underwriters Capacity:	☐ As agent ☒ As principal
If as principal:	☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.
☒ The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Legal Opinions
Certain legal matters relating to the offering will be passed upon for us by Sullivan & Cromwell LLP, New York, New York, and, with respect to matters of Florida law, by David M. Beilin, Associate General Counsel of Ryder System, Inc., and for the Underwriters by Mayer Brown LLP, Chicago, Illinois. Mr. Beilin owns shares of common stock of the Company.
In the opinion of David M. Beilin, Associate General Counsel of Ryder System, Inc. (the “Company”), the Notes have been duly authorized by the Company.  The foregoing opinion is based in part upon Federal and Florida laws as they are currently compiled and reported on by customary reporting services.  It is possible that provisions affecting the foregoing opinion might have been enacted but not reflected in such reporting services. Mr. Beilin is not currently aware of the passage of any such provisions and expresses no opinion as to laws other than the laws of the State of Florida and the Federal laws of the United States of America.  In addition, this opinion is subject to customary assumptions about the genuineness of signatures and Mr. Beilin’s reliance on certificates as to certain factual matters, all as stated in his opinion filed as Exhibit 5.2 filed with the Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2018.
In the opinion of Sullivan & Cromwell LLP, as counsel to the Company, assuming the Notes have been duly authorized under Florida law, when the Notes have been duly executed, issued and delivered under Florida law and have been executed and authenticated in accordance with the indenture, dated as of October 3, 2003 (the “indenture”), between the Company and Trustee, and issued and sold as contemplated by this Pricing Supplement, the Notes will constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.  The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and counsel is expressing no opinion as to the effect of the laws of any other jurisdiction.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and such counsel’s reliance on the Company and other sources as to certain factual matters, all as stated in counsel’s opinion filed as Exhibit 5.1 to the Registration Statement on Form S-3 filed with the SEC on March 30, 2018.

Terms of Notes - Master Global Book-Entry Notes
The Notes will be represented by a global security. Generally, all securities represented by the same global security will have the same terms. Issuers may, however, issue a global security that represents multiple securities of the same kind, such as debt securities, that have different terms and are issued at different times. We call this global security a master global security. We have elected to issue a master global security that represents each series of our Medium-Term Notes and will represent the Notes offered hereby.
Plan of Distribution
Under the terms and subject to the conditions of the Selling Agency Agreement dated March 30, 2018 among the Company and BB&T Capital Markets, a division of BB&T Securities, LLC, BNP Paribas Securities Corp., BNY Mellon Capital Markets, LLC, CastleOak Securities L.P., Citigroup Global Markets Inc., Commerz Markets LLC, Fifth Third Securities, Inc., HSBC Securities (USA) Inc., Lloyds Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., PNC Capital Markets LLC, RBC Capital Markets, LLC, Regions Securities LLC, SunTrust Robinson Humphrey, Inc., U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC, as well as under the terms of the Terms Agreement dated July 30, 2018 among the Company and Lloyds Securities Inc., Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC, as representatives of the underwriters named below (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and the Company has agreed to sell the Notes to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount
Lloyds Securities Inc.	$ 45,000,000
Morgan Stanley & Co. LLC	45,000,000
MUFG Securities Americas Inc.	45,000,000
U.S. Bancorp Investments, Inc.	45,000,000
Wells Fargo Securities, LLC	45,000,000
BNP Paribas Securities Corp.	11,250,000
Mizuho Securities USA LLC	11,250,000
RBC Capital Markets, LLC	11,250,000
PNC Capital Markets LLC	11,250,000
BB&T Capital Markets, a division of BB&T Securities, LLC	3,334,000
CastleOak Securities, L.P.	3,334,000
Citigroup Global Markets Inc.	3,334,000
Comerica Securities, Inc.	3,333,000
Commerz Markets LLC	3,333,000
Fifth Third Securities, Inc.	3,333,000
HSBC Securities (USA) Inc.	3,333,000
Regions Securities LLC	3,333,000
SunTrust Robinson Humphrey, Inc.	3,333,000
Total	$300,000,000

The Underwriters are committed to take and pay for all of the Notes if any are taken.
The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement.
The Underwriters and certain of their affiliates may engage in transactions with and perform investment banking and commercial lending services for the Company and certain of its affiliates from time to time in the ordinary course of business, for which they receive customary fees and expenses.
In addition, in the ordinary course of their business activities, the agents and their affiliates may make or hold a broad array of investments, including acting as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the agents or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such agents and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereunder. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereunder. The agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Delivery is expected to be made against payment for the Notes on August 6, 2018, which will be the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.